EXHIBIT 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Chemspec International Limited:

We consent to the incorporation by reference in the registration statement (No. 333-165625) on Form S-8 of Chemspec International Limited of our report dated June 20, 2011, with respect to the consolidated balance sheets of Chemspec International Limited as of December 31, 2009 and 2010, and the related consolidated statements of income, equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 20-F of Chemspec International Limited.

/s/ KPMG

KPMG

Hong Kong, China

June 20, 2011